FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: October 28, 2003	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

October 28, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Wheaton to Close Los Filos Transaction

Vancouver, British Columbia: October 28, 2003 – On September 4, 2003, Wheaton River Minerals Ltd. announced that it had entered into agreements with Teck Cominco Limited (“Teck Cominco”) and Miranda Mining Corporation (“Miranda”) to acquire a 100% interest in the Los Filos Gold Deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limon Gold Deposit, both located in Guerrero State, Mexico, for US$87 million in cash.  Wheaton River announced today that the offer (the “Offer”) by its wholly-owned subsidiary, MMC Acquisition Ltd. (“MMC”), to purchase all of the common shares of Miranda was successful and approximately 97.82% of the issued and outstanding shares of Miranda have been deposited and taken up under the Offer.  The Offer has expired and all conditions of the Offer have been satisfied or waived.  MMC intends to acquire all of the remaining Miranda common shares pursuant to its compulsory acquisition rights.  The total purchase price for Miranda will be US$38.6 million.

Cheques representing the consideration payable under the Offer to shareholders will be mailed shortly to Miranda’s shareholders by Kingsdale Shareholder Services Inc.

Completion of the transaction with Teck Cominco is scheduled to occur later this week.  The total purchase price for Teck Cominco's 70% interest in Los Filos will be US$48.4 million.

Wheaton has annualized production of over 500,000 gold equivalent ounces (over 400,000 ounces of gold and over 6 million ounces of silver) at a cash cost per gold equivalent ounce of less than US$100.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.